UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70231

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
                                      MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Huatai Securities (USA), Inc

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 HUDSON YARDS, 41ST FLOOR
(No. and Street)

NEW YORK	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name -- if individual, state last, first, middle name)

529 5th Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bryan Lin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huatai Securities (USA), Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

VIVIAN LIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01L16074797
Qualified in Nassau County
My commission Expires May 20, 20 24

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUATAI SECURITIES (USA), INC.

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

Huatai Securities (USA), Inc.
Table of Contents



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Huatai Securities (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Huatai Securities (USA), Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Huatai Securities (USA), Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Huatai Securities (USA), Inc.'s management. Our responsibility is to express an opinion on Huatai Securities (USA), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Huatai Securities (USA), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Huatai Securities (USA), Inc.'s auditor since 2019.
New York, New York
February 26, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

Huatai Securities (USA), Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	15,295,133
Receivables from clearing organization		1,000,000
Operating lease right of use asset		822,773
Furniture, equipment and leasehold improvements,		
net of accumulated depreciation and amortization of $142,693		234,875
Prepaid expenses		180,475
Accounts receivable		58,460
Other Assets		4,044
Total assets	$	17,595,760

Liabilities and stockholder's equity

Accrued expenses	$	4,205,311
Operating lease liability		861,019
Total liabilities		5,066,330

Stockholder's equity:

Common stock, $0.01 par value. Authorized, issued and outstanding 10,000 shares		100
Additional paid-in capital		31,588,320
Accumulated deficit		(19,058,990)
Total stockholder's equity:		12,529,430
Total liabilities and stockholder's equity	$	17,595,760

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Nature of Business**

Huatai Securities (USA), Inc. (the "Company") is incorporated in Delaware on August 24, 2018 and is wholly owned by Huatai International Financial Holdings Company Limited (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. ("FINRA") effective June 3, 2019.

The Company conducts the following businesses, all solely with institutional investors:
- Solicitation of investors in connection with primary and secondary market placements of U.S.- and Hong Kong-listed and regional securities (equity and debt), including acting as an underwriter in firm commitment or best efforts registered offerings, or as an initial purchaser in unregistered offerings, including Rule 144A offerings;
- Acting as a placement agent in the private placements of securities;
- Facilitating and arranging deals in investments, including primary and secondary market placements of U.S.- and Hong Kong-listed securities (equity and debt), including acting as underwriter in firm commitment or best efforts registered offerings, selling agent, solicitation, reception and handling of investors' orders in the U.S.;
- Soliciting clients for, and completing account opening and related procedures for securities relationships between its affiliates;
- Providing information to U.S. investors (existing and potential clients), including distribution of third-party research reports, generally prepared by its Hong Kong and Peoples Republic of China affiliates;
- M&A advisory activities;
- Acting as broker in secondary market transactions in non-U.S.-listed securities for U.S. institutional investors, which transactions may be executed and settled by a non-U.S. broker-dealer affiliate of the Company; and
- Trading securities for its own account.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Right-of-use asset and lease liabilities

The Company accounts for its material leases in accordance with Accounting Standards Codification ("ASC") Topic 842, "Leases". The guidance requires the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases.

The Company leases office space in New York City, its base of operations and the location of all of its employees. This lease term expires on March 31, 2022. For the period from January 1, 2020 through December 31, 2020, payments related to this lease totaled $719,040.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of Dec 31, 2020 are as follows:

Year ending December 31,

2021	$ 719,040
2022	179,760
Total undiscounted lease payments	$ 898,800

The imputed interest included in computation of the lease liability as of December 31, 2020 was $37,781.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight line method, based on the estimated useful life. Leasehold improvements are amortized using the straight line method over the shorter of their useful lives or the terms of the respective lease.

Income Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the financial statements or the tax returns. Differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company accounts for uncertainties in income taxes pursuant to ASC 740, "Income Taxes". ASC 740 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

3. **Cash**

    At December 31, 2020, cash consists of a checking account at a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in a balance in excess of such insurance coverage of approximately $15,045,000. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

4. **Related Party Transactions**

    The Company may, from time to time, share in the services provided by one or more third-party vendors paid by the Company's affiliates, Huatai Financial Holdings (Hong Kong) Limited and Huatai United Securities Co. Ltd., or pay certain travel and lodging expenses for personnel of its affiliates.

5. **Income taxes**

    The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. At December 31, 2020, the Company has a federal net operating loss carryforward ("NOL") of approximately $11,170,000 which will be carried forward indefinitely. The Company also has NOL's for California, New York State and New York City of approximately $3,568,000, $4,498,000 and $4,206,000, respectively which will begin to expire in 2039. The Company also has timing differences primarily attributable to depreciation and bonus accruals which will increase the Company tax deductions by approximately $6,800,000. The NOLs and other timing differences created a cumulative deferred tax asset of approximately $4,536,000 as of December 31, 2020. The Company recorded a full valuation allowance against its deferred tax assets, as future realization is uncertain.

    The Company records uncertain tax positions in accordance with ASC 740 "Accounting for Uncertainty in Income Taxes" on the basis noted in note (2) above.

6. **Net Capital Requirements**

    The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2020, the Company had net capital of $12,051,576, which was $11,801,576 in excess of its required net capital of $250,000.

7. New Accounting Pronouncements

On January 1, 2020, the Company adopted Accounting Standards Update 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.

The Company's estimate of expected credit losses considers the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

The Company, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Receivables from clearing organization

These amounts consist of a $1,000,000 balance with Virtu Americas LLC ("Virtu"). The Company maintains awareness of the creditworthiness of the clearing organizations. Also, the regulatory community constantly maintains its awareness of the liquidity of these organizations. Based on the current credit rating, the Company expects a de minimus loss and therefore is not required to estimate or recognize an allowance for credit losses.

8. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

9. Risks and Uncertainties

During the 2020 calendar year, the World Health Organization has declared COVID- 19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. Concentration of Credit Risk

During the period ended December 31, 2020, 56% of the Company's revenues were derived from two customers.

11. **Employee Benefit Plan**

The Company has a 401(k) Plan whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their salary subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50% of the employees' contribution, subject to limits based on federal tax laws, and then employees have the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Company.

12. **Subsequent Events**

The Company has evaluated whether events or transactions have occurred after December 31, 2020 that would require recognition or disclosure in these financial statements through February 26, 2021, which is the issuance date of these financial statements.

There were no subsequent events which would require disclosure in the footnotes to the financial statements.